


SECURI[TIES AND EXCHANGE COMMISSI]ON

07001259

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERIVCES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 248, PO BOX 220
(No. and Street)

BRANSON (City) MO (State) 65615 (Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION FEB 22 2007 WASH, DC 186

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMARA L HASLAR 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVERS & COMPANY CPA'S JO L MOORE, CPA
(Name – *if individual, state last, first, middle name*)

520 DIX ROAD (Address) JEFFERSON CITY (City) MO (State) 65109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DONALD R PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENROD FINANCIAL SERVICES INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public TAMARA L HASLAR, MARCH 27, 2007

Tamara L. Haslar
Notary Public - Notary Seal
State of Missouri
Christian County
Expires March 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 2 2007
WASH. D.C.
186
SECTION

PENROD FINANCIAL SERVICES, INC.

Branson, Missouri

INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2006

TABLE OF CONTENTS

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Jo L. Moore

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Of **Penrod Financial Services, Inc.**

We have audited the accompanying statement of financial condition of **Penrod Financial Services, Inc.** as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Penrod Financial Services, Inc.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 5, 2007

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current Assets:				
Cash and cash equivalents	$	13,229.27		
Receivables from Brokers or Dealers:				
Commissions Receivable - Listed		3,365.19		
Commissions Receivable - Other		490.69		
Other Current Assets:				
Funds on Deposit at Clearing Agency		10,241.81		
Prepaid Fidelity Bond		466.68		
Total Current Assets	$	27,793.64		
TOTAL ASSETS			$	27,793.64

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:				
Payable to Non-Customers:				
Commissions Payable	$	1,223.96		
Accounts Payable		2,680.70		
Total Current Liabilities			$	3,904.66
Total Liabilities				3,904.66
Stockholder's Equity:				
Common Stock-30,000 Shares, $1 Par Value Authorized; 500 Shares Issued and Outstanding		500.00		
Additional Paid in Capital		15,560.10		
Retained Earnings		7,828.88		
Total Stockholder's Equity				23,888.98
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	27,793.64

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF INCOME
Fot the Year Ended December 31, 2006

Revenue:		
Commission Income from Security Transactions	$ 187,718.91	
Other Revenue:		
Interest Income	632.03	
Total Revenue		$ 188,350.94
Expenses:		
Commissions paid to others	55,174.95	
Commissions paid to Other Broker-Dealer-Clearing	5,019.40	
Regulatory Fees and Expenses:		
NASD Licensing Fees	3,660.81	
SIPC Assessment	150.00	
SIC Annual Fee	1,541.88	
MSRB Annual Fee	300.00	
Other Expenses:		
Annual Registration	20.00	
Bank Charges	101.00	
Cleaning Expense	3,015.00	
Fidelity Bond Expense	564.16	
Office Supplies	8,857.46	
Meeting	1,134.77	
Postage and Printing	2,727.79	
Professional Fees	11,441.53	
Rent Expense	8,100.00	
Repairs		
Seminars and training	2,252.99	
Subscriptions	5,193.03	
Telephone	4,914.94	
Travel & Entertainment	2,082.75	
Utilities	979.33	
Total Expenses		117,231.79
Net Income		$ 71,119.15

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, Beginning of Year	$ 500.00	$ 15,560.10	$ 844.41	$ 16,904.51
Net Income	-	-	71,119.15	71,119.15
Less: Distributions to Shareholder	-	-	(64,134.68)	(64,134.68)
Balance, End of Year	$ 500.00	$ 15,560.10	$ 7,828.88	$ 23,888.98

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CASH FLOWS (INDIRECT METHOD)
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net Income	$71,119.15
Adjustment to Reconcile increase(decrease) in net income to net cash provided by operating activities:	
(Increase)decrease:	
Receivables from Brokers/Dealers Clearance Account	(208.61)
Receivables from Commissions	(2,337.84)
Receivables from Non-Customer Commissions	2,336.36
Prepaid Fidelity Bond	4.16
Increase(decrease):	
Commissions Payable	(497.11)
Accounts Payable	(557.81)
Net Cash Provided by Operating Activities	69,858.30
Cash Flows from Financing Activities:	
Distributions to Shareholder	(64,134.68)
Net Cash Used in Financing Activities	(64,134.68)
Increase(Decrease) in Cash and Cash Equivalents	5,723.62
Cash and Cash Equivalents at Beginning of Year	7,505.65
Cash and Cash Equivalents at End of Year	$ 13,229.27

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the National Association of Securities Dealers (NASD). The NASD, which operates subject to Securities and Exchange oversight, is the largest self-regulatory organization, with a membership that includes virtually every broker/dealer in the nation that does a securities business with the public.

A summary of significant accounting policies follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on his respective share of the Company's net income on his individual income tax returns.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded at net on the statement of financial condition.

NOTE 2 – RELATED PARTY TRANSACTION:

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod and Company, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod and Company for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2006 was 75%. The following amounts were paid to Penrod and Company for the year ended December 31, 2006:

Cleaning Expense	$ 3,015.00
Office Supplies	8,857.46
Postage	2,049.32
Printing	678.47
Professional Fees	9,590.00
Rent	8,100.00
Subscriptions	5,193.03
Telephone	4,914.94
Utilities	979.33
	$ 43,377.55

At December 31, 2006, Penrod Financial Services, Inc. owed Penrod and Company $2,680.70 for overhead expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $22,976.90, which was $17,976.90 in excess of its required net capital of $5,000.

ACCOMPANYING INFORMATION

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2006

Working Capital Provided by:			
Net Income from Operations		$ 71,119.15	
Total Sources			$ 71,119.15
Working Capital Used for:			
Distributions to Shareholder		64,134.68	
Total Uses			(64,134.68)
Increase (Decrease) in Working Capital			$ 6,984.47

Changes in Components of Working Capital:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 7,505.65	$ 13,229.27	$ 5,723.62
Commissions Receivable - Listed	1,027.35	3,365.19	2,337.84
Commisions Receivable - Other	2,827.05	490.69	(2,336.36)
Funds on Deposit at Clearing Agency	10,033.20	10,241.81	208.61
Prepaid Fidelity Bond	470.84	466.68	(4.16)
Net change in current assets			5,929.55
Current Liabilities:			
Commissions Payable	1,721.07	1,223.96	497.11
Accounts Payable	3,238.51	2,680.70	557.81
Net change in current liabilities			1,054.92
Increase (Decrease) in Working Capital			$ 6,984.47

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2006

Required Payment Per SIPC Instructions	$ 150.00

Schedule of Payments Made:

Date	Amount
January 13, 2006	$ 150.00

The above payment represents the SIPC annual assessment for 2006.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

COMPUTATION OF NET CAPITAL
For theYear Ended December 31, 2006

Stockholder's Equity from Statement of Financial Condition		$ 23,888.98
Less Deductions for Non Allowable Assets:		
Prepaid Fidelity Bond	(466.68)	
Interest on Clearing Account	(241.81)	
Total Deductions for Non Allowable Assets		(708.49)
Net Capital before Haircuts *		23,180.49
Less Haircut: Franklin Money Fund		(203.59)
Net Capital		$ 22,976.90

* Haircuts are deductions from the net capital of certain percentages of the market value of securities and commodity futtures contracts that are long and short in the capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between this Net Capital calculation compared to the broker-dealer's unaudited Part II.

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Jo L. Moore

To the Officers of
Penrod Financial Services, Inc.

In planning and performing our audit of the financial statements of Penrod Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Penrod Financial Services, Inc. as of and for the year ended December 31, 2006 and this report does not affect our report thereon dated February 5, 2007.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

A system of internal control over financial reporting includes controls over financial statement preparation, including footnote disclosures. While your auditors can assist with the preparation of your financial statements and related footnotes, the financial statements are the responsibility of management. A control deficiency exists when the organization does not have the expertise necessary to prevent, detect, and correct misstatements. A control deficiency exists in instances where the organization is not capable of drafting the financial statements and all required footnote disclosures in accordance with generally accepted accounting principles. Possessing suitable skill, knowledge, or experience to oversee services an auditor provides in assisting with financial statement presentation requires a lower level of technical knowledge than the competence required to prepare the statements and disclosures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for those items described as material weaknesses, believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 5, 2007

END